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                           UNITED STATES                                                                OMB APPROVAL
                                                                                            ---------------------------------
                 SECURITIES AND EXCHANGE COMMISSION                                         OMB Number:            3235-0058
                        WASHINGTON, D.C. 20549                                              Expires:            May 31, 1997
                            FORM 12b-25                                                     Estimated average burden
                                                                                            hours per response..........2.50
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                                                                                                      SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                                                         0-8162

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                                                                                            ---------------------------------
                                                                                                        CUSIP NUMBER
(Check One): [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR                       004299103
                                                                                            ---------------------------------

       For Period Ended:        June 30, 1999
                        ------------------------------
       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:_________________________________________________________________

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                         Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

ACCEL International Corporation
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Full Name of Registrant

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Former Name if Applicable

12603 S.W. Freeway, Suite 315
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Address of Principal Executive Office (Street and Number)

Stafford, Texas 77477
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
   [X]       subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. As a result of a drastic reduction in staff levels, the Form
10-Q cannot be completed prior to the fifth calendar day following the prescribed due date without unreasonable effort or expense.


                                                                                              (ATTACH EXTRA SHEETS IF NEEDED)

                                                                                                              SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

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(1)   Name and telephone number of person to contact in regard to this notification

         Fred A. Summer                                                       (614)                        365-2743
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                         (Name)                                               (Area Code)             (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
        Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12            [X] Yes   [ ] No
        months or for such shorter period that the registrant was required to file such report(s)
        been filed? If answer is no, identify report(s).

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(3)     It is anticipated that any significant change in results of operations from the corresponding
        period for the last fiscal year will be reflected by the earnings statements to be included        [ ] Yes   [X] No
        in the subject report or portion thereof?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                               ACCEL International Corporation
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                                         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     August 12, 1999                              By      Robert Estlund
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                                                              Robert Estlund, Vice President and Controller

INSTRUCTIONS:: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                          ATTENTION
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         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                                     GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
       Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
       Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
       Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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